FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Commission File Number: 001-38757

For the month of January 2019

TAKEDA PHARMACEUTICAL COMPANY LIMITED

(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome

Chuo-ku, Tokyo 103-8668

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice Regarding the Determination of Subscription Requirements to Issue New Takeda Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 7, 2019	By:	/s/ Mitsuhiro Okada
Mitsuhiro Okada
Head of Global Treasury & Finance Management

Better Health, Brighter Future

News Release

Notice Regarding the Determination of Subscription Requirements to Issue New Takeda Shares

Osaka, Japan, January 7, 2019 - Under the authority delegated by the resolution at the extraordinary shareholders meeting held on December 5, 2018, Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) (“Takeda”) has on January 5, 2019 determined the subscription requirements to issue new Takeda shares as a part of the consideration relating to the proposed acquisition of Shire plc (“Shire”) by Takeda as follows.

Type of shares for subscription	Ordinary shares of Takeda

Number of shares for subscription	770,303,013 shares

Amount per share to be paid in	JPY 7,601

Property other than monies to be contributed	Ordinary shares of Shire plc will be contributed.

Description of contributed property	918,120,398 ordinary shares of Shire plc

Value of contributed property	JPY 5,855,073,208,821.12

Amounts of capital and capital reserves to be increased*

The amount of stated capital to be increased shall be half of the maximum amount of increase in stated capital, as calculated in accordance with the provisions of Article 14, paragraph 1 of the Rules of Corporate Accounting, with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of capital reserves to be increased shall be the amount obtained by subtracting the said amount of stated capital to be increased from the maximum amount of increase of stated capital.

Date of contribution	January 8, 2019

*	Actual amounts will be reported accordingly.

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